SVB Leerink LLC
One Federal Street, 37th Floor
Boston, Massachusetts 02110

Stifel, Nicolaus & Company, Incorporated
787 Seventh Avenue, 11th Floor
New York, New York 10019

June 18, 2019
Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-7010

Attn: Ada D. Sarmento

Re:	Genocea Biosciences, Inc.
Registration Statement on Form S-1, as amended (File No. 333-232023)
Request for Acceleration of Effective Date

Dear Ms. Sarmento:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Genocea Biosciences, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement (the “Registration Statement”) so that it becomes effective at 4:45 p.m. Eastern Time on June 19, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, and in connection with the foregoing, please note that the underwriters expect to take all reasonable steps to effect the distribution of as many copies of the Company’s preliminary prospectus, dated as of the date hereof (“Preliminary Prospectus”), to secure adequate distribution of the Preliminary Prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,
SVB LEERINK LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representatives of the several Underwriters named in Schedule I to the Underwriting Agreement
SVB LEERINK LLC

By: /s/ Jon Civitarese
Name: Jon Civitarese
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By: /s/ Nathan Thompson
Name: Nathan Thompson
Title: Director